Benjamin Holt

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

June 16, 2023

Re:	YSMD, LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 4

Filed May 8, 2023

File No. 024-12008

Dear Mr. Holt:

We acknowledge receipt of comments in your letter of May 26, 2023 regarding the Offering Statement of YSMD, LLC (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 4 filed May 8, 2023

Expected Annualized Returns, Expected Annual Dividend Ratios and Expected Average Growth Rates, page 36

1.	We note your response to prior comment 14 and your revised disclosure. Please tell us how you determined you have a reasonable basis for the assumptions used to calculate the expected annualized return, expected annual dividend ratio, expected annual growth rate and/or expected average growth rate for each series. Include within your response your consideration of the following when determining assumptions are reasonable:
•	property operating history;
•	short term nature of property leases;
•	property management and renovation management fees; and
•	each series’ concentrated interest in a single property and the reliance on that single property for its cash flows.

Please also revise to explain why the Expected Annual Return amount includes "the initial investment in the property" and "the net proceeds expected to be earned upon the selling of the property at the end of the holding period," and state the holding period for each property. In addition, we note you have not disclosed the assumed occupancy rate or amounts allocated to servicing debt for the 1742 Spruce Street property. We also note that you state the expected annualized return for the 2340 Hilgard property is 16.2% on page 36, but on your website, you state the expected annual return is 14.8%. Please explain to us your discrepancy.

Response: The company has amended its disclosure on page 36 and website to remove the following information: expected annualized return, expected annual dividend ratio, expected annual growth rate and/or expected average growth rate for each series.

General

2.	We note your response to comment 3. Please revise your Summary section to include the organizational chart of 1742 Spruce Street LLC. Please also revise your Interest of Management and Others in Certain Transactions section to include the real estate purchase disclosure regarding YSMD Series A.

Response: The company has amended its disclosure on page 7 in the “Summary section to include the organizational chart of 1742 Spruce Street LLC. In addition, the company has amended its disclosure in the Interest of Management and Others in Certain Transactions section to include the real estate purchase disclosure regarding YSMD Series A.

3.	We note your revised disclosures in response to prior comment 12, and that Mr. Wang is signing as the Principal Accounting Officer and Principal Financial Officer. We also refer to your disclosure on page 43 that Xuefei Hui is your Chief Financial Officer. As the executive officers you list should refer to the individuals in charge of a principal business function (such as finance), please revise your disclosures to explain which financial and accounting responsibilities are held by Ms. Hui and which financial and accounting responsibilities are held by Mr. Wang. Refer to Instruction 2 to Item 10(a) of the Form 1- A.

Response: The company has revised its disclosure to reflect a reorganization of management. The company has removed Xuefei Hui as the Chief Financial Officer and replaced Ms. Hui with Jin Kuang as Chief Financial Officer. The company has revised its disclosures to clarify that financial and accounting responsibilities are held by Ms. Kuang and Ms. Kuang is signing as Principal Accounting Officer and Principal Financial Officer.

4.	We refer to your website disclosure on the About Us page under the section titled "Meet The Team." Other than Mr. Wang, please tell us the basis for including on your website each person listed. In this regard, we note that the section title "Meet The Team" suggests that such persons are employed by you/Collab. However, it appears that certain persons are employed elsewhere, and their affiliation with you/Collab, if any, is unclear. As a non-exclusive example only, your website states that Messrs. Lucas and Valenti hold current roles as Chief Operating Officer and Chief Creative Officer, respectively, at Scalio. Additionally, please revise your disclosure regarding Mr. Chew's employment status with you/Collab, or advise. In this regard, we note that it appears his employment with you/Collab ended in December 2022.

Response: The company has revised its disclosure and its website to reflect the current management team and each team member’s association with YSMD and/or Collab. In particular, the company has removed Xuefei Hui as Chief Financial Officer and Tee Yong Chew as the Chief Investment Officer of Collab. In addition, the company has added Jin Kuang as Chief Financial Officer, Bei Zhang as Chief Business Officer, Joshua Lucas as Chief Operating Officer, and Gareth Vereb as Head of Products. The company has clarified each of such persons affiliation with the company and/or Collab.

5.	We note your response to comment 14. Please also explain to us the basis for your website disclosure regarding historical performance information that encompasses other properties (e.g., historical yields) not held by you. More specifically, we note your references to "Historical yields of 19%" and "19% HISTORICAL IRR Across realized numbers," respectively.

Response: The company has amended its website disclosure regarding historical performance information that encompasses other properties (e.g., historical yields) not held by the company) to delete such information.

If you have additional comments or questions, please feel free to contact me at jill@crowdchecklaw.com.

Sincerely,

/s/ Jill Wallach

Jill Wallach

Counsel

CrowdCheck Law LLP

cc:	Dorrie Yale, Securities and Exchange Commission

Howard Efron, Securities and Exchange Commission

Shannon Menjivar, Securities and Exchange Commission

Qian Wang, YSMD, LLC